AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10028826

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 53374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 W. Western Reserve Road
(No. and Street)

Youngstown	Ohio	44514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Beard (330) 758-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Williams, CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

5815 Market St., Suite 5	Youngstown	Ohio	44512
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6

OATH OR AFFIRMATION

I, Bruce J. Beard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beard Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SUSAN STANLEY,
Notary Public - State of Ohio
My Commission Expires December 01, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEARD FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009

BEARD FINANCIAL SERVICES, INC.

DECEMBER 31, 2009

TABLE OF CONTENTS

GOMER WILLIAMS, JR. AND PAUL A. WILLIAMS, CPA'S, INC.
5815 MARKET ST., SUITE 5
YOUNGSTOWN, OHIO 44512
(330) 965-9844
FAX (330) 965-9853

GOMER WILLIAMS, JR., CPA (1917-1992)
PAUL A. WILLIAMS, CPA

The Board of Directors
Beard Financial Services, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Beard Financial Services, Inc. as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year the ended in conformity with accounting principles generally accepted in the Unites States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul A. Williams, CPA
Williams & Williams, CPA's, Inc.
February 26, 2010
Youngstown, Ohio

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 4,873
Commissions receivable	67,897
Marketable security owned: At market value	83,265
Deposit	137
	$ 156,172

LIABILITIES

Accounts payable	$ 5,895
Accrued commissions	39,964
	45,859

SHAREHOLDER'S EQUITY

Common stock	$ 100
Additional paid-in capital	75,329
Retained earnings	34,884
	110,313
	$ 156,172

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

REVENUES	
Commission income	$ 1,267,225
Interest earned	3,431
	1,270,656
EXPENSES	
Commissions and related expenses	1,185,579
Regulatory fees	10,782
Professional fees	3,250
Office space and personnel	50,906
Miscellaneous	6,177
	1,256,694
NET INCOME	$ 13,962

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – January 1, 2009	$ 100	$ 75,329	$ 20,922	$ 96,351
NET LOSS			13,962	13,962
BALANCE- December 31, 2009	$ 100	$ 75,329	$ 34,884	$ 110,313

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS USED IN OPERATING ACTIVITIES;	
Net income	$ 13,962
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Commissions receivable	(23,996)
Marketable securities owned	(3,431)
Accounts payable	(516)
Commissions payable	13,802
NET CASH USED IN OPERATING ACTIVITIES	(14,141)
CASH FLOWS PROVIDED FROM INVESTMENT ACTIVITY	
Decrease in deposits	50
NET DECREASE IN CASH	(129)
CASH - BEGINNING OF YEAR	5,002
CASH – END OF YEAR	$ 4,873

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

Notes to the Financial Statements

1. ORGANIZATION

Beard Financial Services, Inc. (the Company) is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio, Arizona, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New Jersey, New Mexico, New York, North Carolina, Pennsylvania, and South Carolina and is a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Cash

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary. There were no accounts receivable balances greater than 90 days at December 31, 2009.

Marketable Securities Owned

Marketable securities owned consist of trading securities as defined by Statement of Financial Accounting Standard (SFAS) No. 115. In accordance with SFAS 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur.

At December 31, 2009, marketable securities owned consists of a 4.20% certificate of deposit with a maturity date of August 18, 2010. Interest earned during 2009 totaled $3,431.

Income Taxes

Beard Financial Services, Inc. has elected to be treated as an S Corporation as defined in the Internal Revenue Code. As a result, no provision for federal or state income taxes has been provided. The Company is not liable for any local income taxes, as it is not sitused in a municipality with a local income tax.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSCATION

Personnel services and office space are provided by Beard Pension Services, Inc. Both companies share common ownership. During 2009, the Company incurred $50,906 for its portion of those expenses, based upon an expense sharing agreement. At December 31, 2009, $4,136 is due to Beard Pension Services, Inc. and is included in accounts payable.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $88,947, which was $38,947 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was .52 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. COMMON STOCK

The Company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a state value of $1 per share.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

BEARD FINANCIAL SERVICES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$ 110,313
Less: Excess deductible on fidelity bond coverage	4,000
Less: Non-allowable assets	
Commissions receivable-Unsecured 12b(1) fees	16,367
Deposits	137
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	89,809
Haircuts on securities: Certificate of deposit	862
NET CAPITAL	$ 88,947
COMPUTATION OF AGGREGATE INDEBTEDNESS-TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 45,859
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-6 2/3% OF AGGREGATE INDEBTEDNESS	$ 3,057
MINIMUM REQUIRED NET CAPITAL	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 38,947
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.52 TO 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2009, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

<u>BEARD FINANCIAL SERVICES, INC.</u>

SCHEDULE II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

BEARD FINANCIAL SERVICES, INC.

SCHEDULE IV

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors of Beard Financial Services, Inc.
Youngstown, Ohio

In accordance with Rule 17a-5(e)(4) under the securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Beard Financial Services, Inc. and the Securities and Exchange Commissions, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Beard Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7T). Beard Financial Services, Inc.'s management is responsible for the Beard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and out findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to out attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paul A. Williams, CPA
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

Accrue to 12/31/09

(Read carefully the instructions in your Working Copy before completing this Form)

~~TO BE FILED~~ BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053374 FINRA DEC
BEARD FINANCIAL SERVICES INC 13*13
108 W WESTERN RESERVE RD
YOUNGSTOWN OH 44514-3522

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert L. Smallwood, Jr 330-758-0575

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,541

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (792)

$150 12-31-08 / $642 7-24-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,749

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1749

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1749

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BEARD FINANCIAL SERVICES INC
c/o BRUCE J. BEARD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 2010.

OWNER / PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,016,591
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	— 0 —
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,016,591
2e. General Assessment @ .0025	$ 2,541

(to page 1 but not less than $150 minimum)

GOMER WILLIAMS, JR. AND PAUL A. WILLIAMS, CPA'S, INC.
5815 MARKET ST., SUITE 5
YOUNGSTOWN, OHIO 44512
(330) 965-9844
FAX (330) 965-9853

GOMER WILLIAMS, JR., CPA (1917-1992)
PAUL A. WILLIAMS, CPA

Board of Directors
Beard Financial Services, Inc.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of Beard Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America. I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I do not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Paul A. Williams, CPA
Williams & Williams, CPA's Inc.
February 26, 2010
Youngstown, Ohio